UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4 )*


                       CHIQUITA BRANDS INTERNATIONAL, INC.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    170032809
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                                 (CUSIP Number)



                                December 31, 2005
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             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [_]  Rule 13d-1(d)

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*    The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 170032809
          ----------------

1. Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (entities only):
                                 LEON G. COOPERMAN

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2.  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)   [_]
         (b)   [X]
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3.  SEC  Use  Only

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4.  Citizenship or Place of Organization:

         UNITED STATES

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Number of             5.  Sole Voting Power:              451,800
Shares Bene-
ficially              6.  Shared Voting Power             287,200
Owned by
Each Report-          7.  Sole Dispositive Power:         451,800
ing Person
With                  8.  Shared Dispositive Power        287,200

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9.  Aggregate Amount Beneficially Owned by Each Reporting Person:

                                        739,000

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10.  Check Box if the Aggregate Amount in Row (9) Excludes
     Certain Shares [_]

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11.  Percent of Class Represented by Amount in Row (9):

                                        1.8%

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12.  Type of Reporting Person

                                        IN

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



Item 1(a) Name of Issuer:

         Chiquita Brands International, Inc.   (the "Issuer").


Item 1(b) Address of the Issuer's Principal Executive Offices:

         250 East Fifth Street
         Cincinnati, Ohio 45202

Item 2(a) Name of Person Filing:

     This statement is filed on behalf of Leon G. Cooperman ("Mr. Cooperman").

     Mr. Cooperman is the Managing Member of Omega Associates, L.L.C. ("Associates"), a limited liability company organized under the laws of the State of Delaware. Associates is a private investment firm formed to invest in and act as general partner of investment partnerships or similar investment vehicles. Associates is the general partner of three limited partnerships organized under the laws of Delaware known as Omega Capital Partners, L.P. ("Capital LP"), Omega Capital Investors, L.P.("Investors LP"), and Omega Equity Investors, L.P. ("Equity LP"). These entities are private investment firms engaged in the purchase and sale of securities for investment for their own accounts.

     Mr. Cooperman is the President and majority stockholder of Omega Advisors, Inc. ("Advisors"), a Delaware corporation, engaged in providing investment management services and is deemed to control said entity. Advisors serves as the investment manager to Omega Overseas Partners, Ltd. ("Overseas"), a Cayman Islands exempted company, with a business address at British American Tower, Third Floor, Jennrett Street, Georgetown, Grand Cayman Island, British West Indies. Mr. Cooperman has investment discretion over portfolio investments of Overseas and is deemed to control such investments.

     Advisors also serves as a discretionary investment advisor to a limited number of institutional clients (the "Managed Accounts"). As to the Shares owned by the Managed Accounts, there would be shared power to dispose or to direct the disposition of such Shares because the owners of the Managed Accounts may be deemed beneficial owners of such Shares pursuant to Rule 13d-3 under the Act as a result of their right to terminate the discretionary account within a period of 60 days. Mr. Cooperman is the ultimate controlling person of Associates, Capital LP, Investors LP, Equity LP, and Advisors.


Item 2(b) Address of Principal Business Office or, if None, Residence:

     The address of the principal business office of each of Mr. Cooperman, Capital LP, Investors LP, Equity LP, Overseas, and Advisors is 88 Pine Street, Wall Street Plaza - 31st Floor, New York, New York 10005.


Item 2(c) Citizenship:

     Mr. Cooperman is a United States citizen;








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



Item 2(d) Title of Class of Securities:

     Common Stock (the "Shares")


Item 2(e) CUSIP Number: 170032809


Item 3. If this statement is filed pursuant toSections 240.13d-1(b) or 240.13d-2(b)or (c):

     This Item 3 is not applicable.


Item 4.  Ownership:


Item 4(a) (b) Amount Beneficially Owned and Percent of Class:

     Mr. Cooperman may be deemed the beneficial owner of 739,000 Shares which constitutes approximately 1.8% of the total number of Shares outstanding. This is based on the Company's Form 10-Q for the quarterly period ended September 30, 2005 which reflected 41,924,962 Shares outstanding as of October 31, 2005.

     This consists of 216,900 Shares owned by Capital LP; 17,700 Shares owned by Investors LP; 68,500 Shares owned by Equity LP; 148,700 Shares owned by Overseas; and 287,200 Shares owned by the Managed Accounts.


Item 4(c) Number of Shares as to which such person has:

     (i)  Sole power to vote or to direct the vote:

                    451,800

     (ii) Shared power to vote or to direct the vote:

                    287,200

     (iii) Sole power to dispose or to direct the disposition of:

                    451,800

     (iv) Shared power to dispose or to direct the disposition of:

                    287,200





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



Item 5. Ownership of Five Percent or Less of a Class:

     Mr. Cooperman owns less than 5% of the Issuer's securities.


Item 6. Ownership of More than Five Percent on Behalf of Another Person:

     This Item 6 is not applicable.


Item 7. Identification and Classification of the SubsidiaryWhich Acquired the Security Being Reported on by the Parent Holding Company:

     This Item 7 is not applicable.


Item 8. Identification and Classification of Members of the Group.

     This Item 8 is not applicable.


Item 9.  Notice of Dissolution of Group:

     This Item 9 is not applicable.


Item 10. Certification:

     By signing below the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED:  February 8, 2006 as of December 31, 2005

LEON G. COOPERMAN, individually,
as Managing Member of Omega
Associates, L.L.C. on behalf of
Omega Capital Partners, L.P.,
Omega Capital Investors, L.P.,
Omega Equity Investors, L.P., and
as President of Omega Advisors, Inc.


By /s/ ALAN M. STARK
  ------------------
  Alan M. Stark
  Attorney-in-Fact
Power of Attorney on file


ATTENTION:  INTENTIONAL  MISSTATEMENTS  OR OMISSIONS OF FACT CONSTITUTE  FEDERAL
            CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

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